VIA EDGAR & FACSIMILE 9th Floor, One Plantation Place
CORPORATE CENTRE	30 Fenchurch Street
London EC3M 3BD
United Kingdom

	Telephone:	020 7111 7095
	Fax:	020 7111 7612

To:	Jim B Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America

cc:	Frank Wyman, Staff Accountant, Securities and Exchange Commission

From:	George Culmer
Chief Financial Officer
Royal & Sun Alliance Group plc

Date:	21 March 2006 Page 1 of 1

Re:	Royal & Sun Alliance Group plc Form 20-F for Fiscal Year Ended December 31, 2004 (the “Form 20-F”) File No. 001-15146

Dear Mr Rosenberg,

We received your letter dated March 10, 2006 (“the letter”) in respect of our Form 20-F and we noted the 10 business-day response period set forth therein. We have reviewed the letter and are in the process of preparing a response on an expedited basis. However, in light of the detailed nature of some of the comments, we believe it will be more appropriate to provide a response to the letter by March 31, 2006. We discussed this matter with Frank Wyman, of the SEC staff, who asked that we formally inform you of our position; I trust this is acceptable to you.

Please do not hesitate to contact me at 011 44 20 7111 7117 with any questions.

Yours sincerely,

George Culmer

Chief Financial Officer

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Royal & Sun Alliance Insurance Group plc
Registered in England No 2339826. The Registered Office is 9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD